August 24, 2018

Neil Reithinger
Chief Financial Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

       Re: Orgenesis Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2018
           File No. 001-38416

Dear Mr. Reithinger:

       We have limited our review of your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3, page 29

1. Please expand your disclosure to discuss an estimate (or an estimated range) of the number of shares of your common stock that may be issued to GPP-II upon its exercise of the Stock Exchange Option, including the percentage of you that GPP-II would own. Also disclose any assumptions on which the estimate is based.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Neil Reithinger
Orgenesis Inc.
August 24, 2018
Page 2

       Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.



FirstName LastNameNeil Reithinger                        Sincerely,
Comapany NameOrgenesis Inc.
                                                         Division of
Corporation Finance
August 24, 2018 Page 2                                   Office of Healthcare &
Insurance
FirstName LastName